Filed Pursuant to Rule 424(b)(3)
Registration No. 333-145387

PROSPECTUS

6,113,744 Shares of Common Stock

This prospectus relates to the sale or other disposition by the selling securityholders named herein or their transferees of up to 6,113,744 shares of the Common Stock of Interlink Electronics, Inc., a Delaware corporation, issuable upon conversion of Interlink 8% Convertible Notes and upon exercise of certain warrants issued, in each case to the selling securityholders in a private placement. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” below.

As of April 10, 2006, our Common Stock trades through the Over The Counter (“OTC”) market trading system under the symbol “LINK.PK.” Prior to April 10, 2006, our Common Stock traded on the NASDAQ National Market under the symbol “LINK.” The closing price of our Common Stock on March 25, 2008 was $1.01.

Interlink will not receive any proceeds from the sale or other disposition of the shares covered hereby. Interlink will, however, receive proceeds from any cash exercise of warrants by the selling securityholders. Interlink has agreed to pay all of the costs of this offering, excluding commissions and discounts regarding the sale or other disposition of the shares covered hereby.

Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.

Investing in the Common Stock of Interlink Electronics, Inc. involves significant risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2008

PROSPECTUS SUMMARY

This summary provides a brief overview of key aspects of the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements. As used in this prospectus, the terms “we,” “our,” “us” or “Interlink” refer to Interlink Electronics, Inc. and its subsidiaries, taken as a whole, as well as any predecessor entities, unless the context otherwise indicates.

The Company

Interlink Electronics, Inc. and its subsidiaries design, develop and sell intuitive interface technologies and solutions for a variety of businesses. We have two business segments: eTransactions and Specialty Components.

Our eTransactions products include signature input devices that we support with proprietary application software. These products enable organizations to capture, secure and legally bind an electronic signature, as well as record various identity-defining factors such as signature biometrics and fingerprints.

Our Specialty Components products include cursor control and other input devices for a wide variety of electronic products including game controllers, cellular telephones, handheld media players and medical devices. We make Force Sensing Resistor (“FSR”) based sensors that we and other companies incorporate into end user products. FSR-based technologies, such as MicroNav™, support full mouse functionality and file navigation using miniaturized sensors and supporting systems that consume relatively little power, making them particularly attractive to manufacturers of handheld devices.

We serve a global customer base from our corporate headquarters in Camarillo, California, where we also manufacture components incorporating our FSR technology. We have a logistics center in Hong Kong and a manufacturing facility in Schenzen, China. We have sales offices in Canada and Tokyo, as well as throughout the United States.

Products for eTransactions and Specialty Components benefit from a diverse technology portfolio based on trade secrets, patented inventions and proprietary software. These technologies include our FSR technology and unique or patented product design features. Alone and in collaboration with our industry partners, we have developed numerous technologies that support various product applications.

Competitive Strengths

We believe that our ability to compete in our target markets is based on the following competitive strengths:

•

Proprietary and Patented Intuitive Interface Technologies: Our strong technology portfolio, including our proprietary and patented technologies and trade secrets, has enabled us to position ourselves as the solution of choice for demanding applications in our markets.

•

Technology Leadership for Intuitive Interface Designs: Our suite of proprietary interface technologies and design patents enables users to address complex requirements in an efficient and cost-effective manner. We have developed a wide range of technologies including software, wireless protocols and advanced packaging that enable us to deliver additional value to our customers.

•

Strong Strategic Relationships with Industry Leading OEMs: We have established a strong customer base with leading OEMs and work with a wide range of partners including customers, suppliers, software and hardware developers and integrators that enable us to offer a wide range of applications.

•	Proven Supplier to First-Tier Global Companies: We have several years of experience as a supplier of electronic products and solutions to many of the world’s most knowledgeable and demanding OEMs.

Our Strategy

eTransactions. We focus on markets that have the highest potential for revenue growth, particularly financial services, healthcare and government. Our strategy also includes ensuring that our technology is not only used in the key e-signature applications available today, but those that will be the electronic signature applications of choice in the future. Currently, organizations are using e-signatures in a customer-facing environment, such as a new account opening at a bank, and also in web-based applications, such as applying for automobile insurance online. We continually look to the markets and technologies to determine future applications.

Our strategy involves generating revenues from new and existing customers. New customers are identified by an experienced field sales team, as well as through distribution and reseller channels. Typically, our products are initially purchased for one application within the organization. Over time existing customers find additional needs that our products can address.

Specialty Components. Our objective is to be a leading provider of advanced intuitive interface components to business and consumer markets by:

•

Leveraging our core FSR sensor technology in innovative designs that address continually evolving market requirements. The advent and increasing complexity of a wide range of miniaturized consumer electronics products such as portable media players, mobile phones, navigation devices, digital cameras, and other portable electronics have greatly increased demand for small, low-power-consuming input devices that can provide full mouse functionality. Our patented MicroNav™ technologies are well suited for these applications, and we have invested considerable effort in the development of this technology. We are developing a range of MicroNav™ products that serve as the primary navigation device in portable electronics, and also are developing products that compliment other technologies, user input techniques and competitive products. We address our customers’ space and functional requirements for both complete and partial sensor assemblies by taking advantage of proprietary product features such as connection methods, sensor construction, top layer materials and incorporation of our sensors in printed circuit board assemblies.

•

Maintaining and developing new strategic relationships with companies that supply complimentary products and services to our markets. As mobile devices continue to become smaller and more complex, the industry searches for ways to combine functionality. We continually seek partners that supply content to our target markets and can combine our sensor technology with other products that address evolving customer requirements.

•

Leveraging and extending our strong intellectual property position. We have significant expertise in the design and manufacture of intuitive interface technologies and products. We intend to continue to broaden our intellectual property position and diversify into markets and technologies that complement our current product portfolio. We have numerous trade secrets and proprietary technologies and manufacturing processes that further strengthen our intellectual property position.

Corporate Information

We were incorporated in California in February 1985. In July 1996, we reincorporated in Delaware. Our principal executive office is located at 546 Flynn Road, Camarillo, California 93012 and our telephone number is (805) 484-8855. Our website address is http://www.interlinkelectronics.com. None of the information on our website is part of this prospectus.

OFFERING SUMMARY

Common Stock Covered Hereby:	6,113,744 shares.(1)

Total Dollar Value of Common Stock Covered Hereby:	$7,336,492.80.(2)

Common Stock Outstanding as of March 25, 2008:	13,749,310 shares.

Common Stock Outstanding Assuming the Conversion or Exercise of all Convertible Notes and Warrants Described Below:	19,701,685 shares.(3)

Convertible Note and Warrant Placement:	The shares of Common Stock covered hereby are issuable to the selling securityholders upon the conversion of principal and accrued and unpaid interest on convertible notes and/or the exercise of warrants that we issued in the convertible note and warrant placement discussed below under “Information Concerning the Financing and Selling Securityholders.” The shares registered pursuant to the registration statement by the selling securityholders of which this prospectus is a part, may be sold or disposed of from time to time.

Use of Proceeds:	We will not receive any of the proceeds from the sale or other disposition of the shares covered hereby. We will receive proceeds from the cash exercise of the warrants if they are exercised.

Trading Symbol:	“LINK.PK”

(1)	Represents the sum of (i) shares of Common Stock underlying the 8% Convertible Notes (the “Notes”) held by selling securityholders, issuable upon conversion of the principal amount of, and accrued and unpaid cash interest on, the Notes and (ii) shares of Common Stock underlying the warrants held by selling securityholders, issuable upon exercise of the warrants. The number of shares issuable upon conversion of the principal amount of the Notes was calculated by dividing the principal amount of each Note by the conversion price of $1.26, for a total of 3,968,250 shares. The number of shares issuable upon conversion of accrued and unpaid cash interest on the Notes was calculated by multiplying the principal amount of each Note by the fixed rate of 8% per annum for one 6-month interest period, and dividing the result by the conversion price of $1.26, for a total of 161,369 shares. For more information concerning the convertible note and warrant placement, see “Information Concerning the Financing and Selling Securityholders” below.

(2)	Based on the market price (high) per share of Interlink Common Stock on July 20, 2007, the date the Convertible Note and Warrant Placement closed.

(3)	Represents the sum of shares of Common Stock outstanding as of March 25, 2008 plus the number of shares issuable upon conversion of the principal amount of the notes and exercise of the warrants. This calculation of shares outstanding does not include shares of Common Stock issuable upon the conversion of accrued and unpaid cash interest on the Notes because it is not possible to predict with certainty the timing of any conversion and the related amount of accrued and unpaid interest, if any, on the Notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data and should be read in conjunction with our consolidated financial statements, the accompanying notes to such financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated by reference in this prospectus.

The summary consolidated statement of operations data and consolidated balance sheet data for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. In August 2007, we sold our OEM Remotes and Branded Products business segments, which had historically accounted for more than half of our revenues. As a result, this summary financial information has been prepared and is presented in accordance with Statement of Financial Accounting Standards 144—Accounting for Impairment or Disposal of Long-Lived Assets, which requires us to present the sale of these assets on a discontinued operations basis. Unless otherwise indicated, all operating trends and comparisons in this Form S-1 reflect the operations of our continuing business or components thereof. Information with respect to the performance, in 2007 and prior years, of our discontinued operations is reflected in the line item so captioned in our consolidated statements of operations. In the opinion of our management, this summary financial information contain all adjustments, including normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations at and for such periods. The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for the full year.

	Year Ended December 31,
	2003	2004	2005	2006	2007
Consolidated Statements of Operations Data:
Revenues	$8,795	$10,544	$13,841	$15,585	$19,315
Cost of Revenues	3,816	5,339	8,558	9,747	13,556

Gross Profit	4,979	5,205	5,283	5,838	5,759
Operating expenses	7,642	9,540	11,347	17,404	14,229

Operating loss	(2,663)	(4,335)	(6,064)	(11,566)	(8,470)
Other income (expense)	4	32	67	267	(1,117)
Loss from continuing operations, net of tax	(2,683)	(4,303)	(6,107)	(11,421)	(9,626)
Income (loss) from discontinued operations	2,435	534	(2,198)	(335)	(1,957)
Gain on sale of discontinued operations, net of tax	—	—	—	—	5,914
Net loss	$(248)	$(3,769)	$(8,305)	$(11,756)	$(5,669)
Loss per share from continuing operations, net of tax-basic and diluted	$(0.26)	$(0.36)	$(0.45)	$(0.83)	$(0.70)
Loss per share from discontinued operations, net of tax-basic	$0.24	$0.04	$(0.16)	$(0.02)	$(0.14)
Loss per share from discontinued operations, net of tax-diluted	$0.21	$0.04	$(0.16)	$(0.02)	$(0.14)
Gain per share on sale of assets-diluted	$—	$—	$—	$—	$0.40
Loss per share-basic and diluted	$(0.02)	$(0.31)	$(0.61)	$(0.85)	$(0.41)

	December 31,
	2003	2004	2005	2006	2007
Consolidated Balance Sheet Data:
Cash and cash equivalents, restricted cash, and short term investments, available for sale	$6,061	$19,067	$13,938	$2,944	$15,596
Working capital	18,873	31,097	23,450	15,343	18,688
Total assets	25,582	39,948	33,171	24,355	28,332
Current portion of long-term debt	706	491	154	152	—
Long-term debt (net)	1,010	405	154	—	5,387
Total liabilities	6,212	7,856	8,899	7,491	13,555
Stockholders’ equity	$19,370	$32,091	$24,272	$16,864	$14,777

RISK FACTORS

This offering and an investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information contained or incorporated by reference in this prospectus, including our financial statements and the notes to those statements, before you purchase any securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively affect our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

We have incurred net losses and negative cash flow from operations for the past five fiscal years and expect to experience future quarterly losses. Continued losses and negative cash flow would reduce our internal resources, limit our growth options, require additional cash infusions and could ultimately place our continued viability in question.

We have incurred losses and negative cash flow from operations in each of the previous five fiscal years. These losses resulted from various factors, including declining gross profit margins in our recently divested OEM Remotes business segment, increases in operating costs increased compliance and regulatory costs, inventory reserve adjustments and internal investigation costs, some of which will continue to affect future results.

As part of an overall strategy to deemphasize our declining margin businesses and focus our efforts on higher margin emerging markets, we sold our OEM Remotes and Branded Products business segments in August of 2007. While we expect the higher margins in our retained businesses to result in positive cash flow by the end of fiscal 2008, we support a constant level of fixed general and administrative expenses with a revenue base that has been reduced by half, which is likely to result in continued net losses and may affect our ability to generate positive cash flow. The report of our independent registered public accounting firm contained in our fiscal 2006 audited financial statements included a going concern qualification. The going concern qualification has been eliminated in our 2007 fiscal year audited financial statements.

Despite our projections and best efforts, we cannot assure you that we will achieve or sustain profitability or positive cash flow. If we do not achieve profitability and positive cash flow, our financial resources will be adversely affected and we may be forced to curtail or discontinue certain operations, which could result in the allocation of fixed costs over an even smaller revenue base or affect our future competitiveness. If we were to require additional financing, such financing could prove dilutive to the interests of existing investors, or we may be required to divest additional business assets.

Our former President and Chief Executive Officer retired on January 4, 2008. Our ability to execute our business strategy could be impaired if we are unable to find and retain a new Chief Executive Officer with necessary and appropriate skills in a timely manner. The loss of the services of other key personnel, or if we are unable to recruit other qualified managers and key personnel in the future, may also impair our ability to operate effectively.

E. Michael Thoben, III, our former President and Chief Executive Officer, retired on January 4, 2008. Mr. Thoben had been with Interlink for the past seventeen years and has substantial experience with our business and technology. John Buckett, Chairman of the Board, has been appointed our interim Chief Executive Officer until a permanent replacement is found. Our Board of Directors is conducting a search for a replacement. If we are unable to find a permanent replacement for Mr. Thoben with the combination of skills and industry experience necessary to execute our business plan and manage our company, our business may suffer. We also may incur significant costs in identifying, hiring, training and retaining Mr. Thoben’s permanent replacement.

Our success also will depend, in part, on our ability to attract and retain additional qualified professional, technical, production, managerial and marketing personnel, both domestically and internationally. The loss of other key employees during this transition period would be particularly difficult and could cause significant delays in the implementation of our business plan and an adverse effect on our operations.

Business divestitures, acquisitions and partnering arrangements may disrupt our business, dilute stockholder value and distract management’s attention.

In August 2007 we completed the sale of our OEM Remotes and Branded Products business segments. As part of our business strategy to focus on higher margin emerging markets, we may consider additional divestitures or acquisitions or discontinue other aspects of our business. Such strategic decisions involve numerous risks, including:

•	unanticipated costs and liabilities;

•	difficulty of separating or combining the operations, products and personnel of the divested or acquired business;

•	difficulties in maintaining customer relationships and managing the strategic position of products and technologies;

•	diversion of management’s attention;

•	inability to maintain uniform standards, controls, policies and procedures;

•	accounting results that are unrelated to the performance of either business;

•	amortization of fixed costs over a smaller revenue base;

•	goodwill and other intangible assets that are subject to potential impairments in the future;

•	dilution of the ownership of existing shareholders, to the extent that acquisitions are financed with convertible debt or stock; and

•	other changes that consume resources and management’s attention.

We may fail to replace divested operations with new business segments that contribute to our financial health and strategic objectives. If we fail to properly evaluate and execute acquisitions, investments or divestitures, we may not achieve the anticipated additional benefit to our business and we may incur costs in excess of what we anticipate, which could damage the viability of our ongoing operations.

We are a public company and are therefore required to incur costs and to disclose information that private companies are not required to incur or disclose.

As a public company, we are required to comply with complex and costly accounting and disclosure requirements that do not apply to foreign companies that are not public in the United States, private companies or to subsidiaries or divisions of very large companies for whom the results of the subsidiary or division are not material. These costs impact our profitability and therefore constitute a competitive disadvantage vis-à-vis much of our competition, especially in light of the recent divestiture of two of our four business segments, which has caused these costs to increase substantially as a percentage of our revenues. These requirements also consume substantial management time that could otherwise be focused on other areas of our business. In addition, our public status requires us to disclose publicly information that can afford a competitor an advantage. If we are unable to maintain costs associated with our public company status within reasonable parameters, or if we are required to disclose information that our competitors can use to compete with us, our ability to remain competitive in our markets could be adversely affected.

A limited number of investors own a majority of our stock and, working together, could control us.

The majority of our stock is owned by institutions managed by a small number of fund managers. To our best knowledge, neither these stockholders nor their fund managers have any agreement or understanding under which they have agreed to act together with respect to the voting of our stock. However, they have expressed common views with respect to various matters relating to our management and governance and these views have influenced related decisions of our Board of Directors. If they were to act together as a group, these fund managers would have the ability to control various aspects of our business and governance, including the replacement of our Board of Directors. Accordingly, other investors may not have the practical ability to oppose management and/or governance decisions that have the support of our institutional investors.

We are facing litigation based on our restatements of historical financial statements, which may have a material adverse impact on our cash reserves and may impair our ability to achieve our business objectives.

Certain former Interlink stockholders have filed a class action lawsuit claiming damages under various federal securities laws based on our restatement of historical financial statements. Other stockholders have brought a derivative action against our former Chief Executive Officer and our former Chief Financial Officer that alleges, among other things, securities-related violations of the California Corporations Code. These actions will require a vigorous defense and could result in a settlement or adverse award that is not covered by insurance or that exceeds applicable insurance limits. The time and expense required to defend these claims may also affect our ability to pursue our business strategy. There is also no assurance that additional lawsuits will not be filed or that the ultimate resolution of these matters will not result in a material adverse effect on our financial condition or results of operations.

We are emphasizing new markets and if we fail to accurately predict the growth of these new markets, we may suffer reduced earnings.

Historically, the largest contributor to our consolidated sales was our OEM Remotes business segment. In late 2005, we deemphasized and reorganized segments of this business, and in August 2007 we sold this business, together with our Branded Products business. We have devoted significant resources to the development of products and the support of marketing and sales efforts in new markets, such as the MicroNav™ family of file navigation products in our Specialty Components business, and the biometric input pads in our eTransactions business. As we transition to becoming a company with two, rather than four, business units and focus on our remaining businesses, we expect to continue to identify and develop products for new markets. These markets change rapidly and may not all prove to be attractive. We cannot assure you that they will grow or that we will be able to accurately forecast market demand in time to respond appropriately. Our investment of resources in these markets may either be insufficient to meet actual demand or result in expenses that are excessive in light of actual sales volumes. Failure to accurately predict successful new products and markets and the growth and demand in new markets may cause us to suffer substantial losses or reduced earnings.

Failure to increase market awareness and acceptance of eTransactions and our eTransaction products may cause our revenues in this market to fall short of our expectations.

We are focusing considerable resources on developing our eTransactions market. The prospects for growth of our eTransactions business depend in part on the acceptance by our target markets of electronic signatures as a replacement for traditional pen and ink signatures. The market for eTransactions is new and emerging and we cannot be certain that it will continue to develop or grow in a timely manner or that businesses will elect to adopt our products rather than competitive products or to continue to rely on traditional pen and ink signatures. Businesses that have invested substantial resources in traditional infrastructures may be reluctant to adopt an electronic approach to replace their existing systems. Concerns about privacy and fraud may cause businesses not to adopt eTransactions or our eTransaction products. We expect that we will need to continue to pursue intensive marketing and sales efforts to educate prospective customers about the benefits of eTransactions and our

eTransaction products. If market awareness and acceptance of eTransactions do not occur, our revenues and profitability in this market will fall short of our expectations.

If we are unable to keep pace with rapid technological developments, we may not be able to compete effectively.

Technology in our target markets is undergoing rapid change. In order to maintain our position in our existing markets and succeed in new markets, we will have to develop and support innovative technologies. Doing so will require, among other things, that we accomplish the following:

•	accurately predict customer needs and develop, in a timely manner, the technology required to support those needs;

•	provide products that are not only technologically sophisticated and well supported but are also available at a price within market tolerances and competitive with comparable products;

•	establish and effectively defend our ownership of the intellectual property supporting our products; and

•	enter into relationships with other companies that have developed complementary technology on which our products also depend.

We cannot assure you that we will be able to achieve any of these objectives.

If our products do not support evolving industry standards, they may not achieve or maintain market acceptance and our revenues may decline.

Our eTransactions business customers expect our products to enable them to comply with applicable requirements relating to electronic signatures, such as the Electronic Signatures in Global Commerce Act and procedures adopted by the National Notary Association. If our eTransactions products do not support these requirements, they will not be competitive and will not be adopted by the market.

We rely on others for aspects of our technology development.

Our in-house research and development expertise is focused on our sensor and communication technologies. We do not have broadly based expertise in software development, chip design or other critical technological aspects of a complete product. We rely on other companies with whom we may contract or enter into joint development agreements to provide these aspects of our product technologies. We cannot assure you that we will be able to contract or otherwise arrange for these services in the future or on a consistent basis. We also cannot assure you that a developer with whom we contract for technology will not use or permit others to use similar technology in competition with us.

If we are not able to protect our intellectual property or if we infringe on the intellectual property of others, our business and operating results could be adversely affected.

We consider our intellectual property to be a key element of our ability to compete in our chosen markets. We rely on a combination of patents, trade secrets and proprietary software to establish and protect our intellectual property rights. We cannot assure you that patents will be issued from any of our pending applications or that any claims allowed from existing or pending patents will be sufficiently broad to protect our technology. We also cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights granted will provide proprietary protection. Litigation may be necessary to enforce our patents, trade secrets and other intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, regardless of the final outcome of the litigation.

We are not currently engaged in any patent infringement suits but we have been threatened with one such suit in recent years. Despite our efforts to maintain and safeguard our proprietary rights, we cannot assure you that we will be successful in doing so or that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies. If any of the holders of these patents assert claims that we are infringing on them, we could be forced to incur substantial litigation expenses, and if we were found to have infringed a third-party patent, we could be required to pay substantial damages, pay royalties in the future or be enjoined from infringing in the future.

Sales of simple signature capture devices are growing rapidly and the manufacturers of these devices could broaden their product range to include products that compete with our ePad.

Simple signature capture devices, distinct from our more sophisticated ePad products, have recently become a common sight at retail checkout counters and a number of companies manufacture and sell these devices. While our ePad product is targeted at a more advanced market, signature capture device manufacturers could elect to expand their existing product lines in an effort to compete in our markets. Such competition could reduce margins or otherwise adversely affect our prospects in our eTransactions market.

Our markets are intensely competitive and many of our potential competitors have resources that we lack.

Our markets are competitive and we expect competition to increase. Our competitors include companies with similar products or technologies and companies that sell complementary products to our target markets. Our competitors and potential competitors may have established business relationships that afford them a competitive advantage or may create technologies that are superior to ours or that set a new industry standard that will define the successful product for that market. If any of our competitors establish a close working relationship with our customers, they may obtain advance knowledge of our customers’ technology choices or may be afforded an opportunity to work in partnership to develop compatible technologies and may therefore achieve a competitive advantage. We may be unable to compete successfully against current and future competitors.

We identified material weaknesses in our internal control over financial reporting in prior fiscal periods and have been required to restate our historical financial statements.

In our Annual Reports for the years ended December 31, 2005 and 2006, we reported material weaknesses in our internal control over financial reporting. As a result of the errors caused by these material weaknesses, we were required to restate our historical financial statements for the fiscal years 2001 through 2004, as well as for the first and second quarters of fiscal 2005. We have taken significant measures to improve our financial reporting process and as of December 31, 2007, we had identified no material weaknesses that remained to be remediated.

Despite our substantial efforts to ensure the integrity of our financial reporting process, we cannot guarantee that we will not identify additional weaknesses as we continue to work with the new systems that we have implemented over the past year and a half. Any continuing material weaknesses in our internal control over financial reporting could result in errors in our financial statements. Such errors could cause our internal planning and assessment of our business to be based on false information and could cause our published financial statements to fail to fairly present our financial condition and results of operations, which could erode market confidence in our company, cause the price of our stock to be based on false or misleading information and result in litigation based on such false or misleading information.

We rely on third parties for the materials that we use to manufacture our products and a shortage of supply could adversely affect our revenues, operating results and customer relationships.

We rely on third-party suppliers for the raw material components of our products. We cannot assure you that our suppliers will be able to maintain an adequate supply of these raw materials to enable us to fulfill all of our customers’ orders on a timely basis. A failure to obtain an adequate supply of the materials for our products could increase our costs of goods sold, cause us to fail to meet delivery commitments and cause our customers to purchase from our competitors, which could adversely affect our operating results and customer relationships. In some situations, we rely on a single supplier for raw material components of our products. Any disruption in these supplier relationships could prevent us from maintaining an adequate supply of materials and could adversely affect our results of operation and financial position.

Disruptions in our manufacturing facilities or arrangements could cause our revenues and operating results to decline.

We currently manufacture FSR sensors at our Camarillo, California facility. This facility is vulnerable to damage from earthquakes, floods, fires, power loss and similar events. It could also be subject to break-ins, sabotage and intentional acts of vandalism. Our insurance may not cover such events and, if the event is covered, our insurance may not be sufficient to compensate us for any losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problem at our manufacturing facility could result in delayed shipment of products, missed delivery deadlines and harm to our reputation, which may cause our revenues and operating results to decline.

Manufacturing is also being done by our China subsidiary and by third parties in China that are identified and managed through our Hong Kong and China subsidiaries. We rely on our subsidiaries to select and contract with contract manufacturers with suitable manufacturing facilities and appropriately trained employees. An interruption in our current manufacturing arrangements could adversely affect our revenues, operating results and customer relationships.

International sales and manufacturing risks could adversely affect our operating results.

Our revenues from international sales accounted for approximately 54%, 62% and 34% of net sales for the years ended December 31, 2007, 2006 and 2005, respectively. We believe that international sales will represent a substantial portion of our sales for the foreseeable future. Our manufacturing is currently performed in China and Camarillo. Our international operations involve a number of risks, including:

•	import-export license requirements, tariffs, taxes and other trade barriers;

•	difficulty in staffing and managing foreign operations;

•	ability to secure credit and funding;

•	difficulty in maintaining an effective system of internal controls at our foreign manufacturing facility;

•	foreign collection problems;

•	foreign exchange exposure

•	reduced protection of intellectual property rights;

•	international unrest and terrorism;

•	political and economic instability; and

•	transportation risks.

Any of the above factors could adversely affect our operating results.

Our operating results could be adversely affected by fluctuations in the value of foreign currencies.

International sales made through our Japanese subsidiary are generally denominated in yen. A weak yen would materially affect total revenue and could result in a decrease in dollar revenue even though sales remained constant or increased. We also contract for most of our large-volume, non-technical manufacturing in China.

Although we contract in U.S. dollars, a weakening of the dollar could cause existing contracts to be uneconomic to the vendor and therefore require a renegotiation. Over the past two years, the valuations of many foreign currencies have fluctuated significantly relative to the U.S. dollar. The Japanese yen, in particular, has fluctuated in value due in part to the economic problems experienced by Asian countries and the depreciation of the U.S. dollar. Although we at times engage in currency hedging transactions in order to protect ourselves from risks of Japanese yen currency fluctuations, we cannot assure you that these activities will protect us from such risks.

Environmental directives could increase our costs and/or require us to reserve against inventory.

Environmental directives that affect our manufacturing processes and inventory may be enacted from time to time in the United States and abroad. Any such directives could require us to increase our inventory reserves due to obsolescence or otherwise increase the costs of doing business. In 2006, the Restriction on Hazardous Substances Directive (“ROHS”) went into effect which limited the use of hazardous raw materials in the production of electronic and electrical goods that we sell in the European Union and certain other European countries. While we currently believe our inventory reserve is adequate, we may have additional inventory write downs due to ROHS or other similar restrictions implemented by other markets. In 2007, the Waste Electrical and Electronic Equipment became effective and required companies that sell electronic equipment on the EU market to register with individual member states, mark their products, submit annual reports, provide recyclers with information about product recycling, and either recycle their products or participate in or fund mandatory recycling schemes.

Failure to maintain, develop and expand our OEM relationships could cause demand for our products to decrease.

Our Specialty Components products are sold to OEM customers. If we fail to maintain, develop and expand our relationships with our OEM customers or if those customers are not successful in their marketing and sales efforts, demand for our products may decrease.

Our ability to generate increased revenues also depends significantly on the extent to which our OEM customers develop, promote and sell products that incorporate our technology and products. If our OEM customers do not successfully develop and market products that incorporate our products, sales of our products to our OEM customers would be adversely affected. The extent to which our OEM customers develop, promote and sell our products is based on a number of factors that are largely beyond our ability to control.

Our MicroNav™ sensor sales are dependent on a relatively small number of relatively large contracts; our failure to obtain contracts that we expect to obtain or any event that results in the loss or reduction in size of a contract below our expectations could have a material adverse effect on our results of operation.

The focus of our MicroNav™ sales effort targets a small number of large OEM manufacturers of handheld products and relates to specific products for which the OEM manufacturer is developing product specifications. We expend considerable effort in preparing for and bidding these contracts and make capacity planning decisions based on our expectations as to the number and size of contracts on which we will be the successful bidder. If our expectations are too optimistic, we are at risk of incurring expense in preparation for sales that we are not able to make. If our expectations are too pessimistic, we are at risk of being unprepared to perform on a contract that we could otherwise have obtained. In addition, the value of any OEM contract to us depends in part on the success of the device in which our products are included. We rely on the OEM customer’s estimates as to the size of the market for their individual products and these estimates are often inaccurate. We cannot assure you that we will be successful in predicting volume and timing in this aspect of our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited, to statements concerning:

•	the anticipated benefits and risks associated with our business strategy;

•	our future operating results and the future value of our Common Stock;

•	our ability to continue to produce technologically advanced products that meet customer and potential customer needs;

•	the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;

•	our ability to attract customers for our products;

•	the success of any acquisitions and divestitures we may make;

•	our ability to attract and retain qualified technical and management personnel;

•	our future capital requirements and our ability to satisfy our capital needs;

•	the anticipated use of the net proceeds realized from this offering; and

•	the potential for additional issuances of our securities.

Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

Interlink will not receive any proceeds from the sale or other disposition of the shares of Common Stock covered hereby by the selling securityholders or their transferees. We will, however, receive proceeds from any cash exercise of Warrants. We expect to use the proceeds received from the cash exercise of the Warrants, if any, for general working capital purposes.

INFORMATION CONCERNING THE FINANCING AND SELLING SECURITYHOLDERS

Convertible Note and Warrant Placement

On July 19, 2007, we issued 8% Convertible Notes (each a “Note” and collectively, the “Notes”), in an aggregate principal amount of $5,000,000, and warrants (each a “Warrant” and collectively, the “Warrants”) exercisable for up to 1,984,125 shares of Common Stock in a private placement (the “Financing”) pursuant to an exemption from registration provided by Regulation D under the Securities Act, as amended (the “Securities Act”), and Rule 506 thereunder. The Notes mature on July 19, 2010, and some or all of the outstanding principal balance and unpaid interest may be converted into Common Stock at any time before the maturity date at a conversion price of $1.26 per share (subject to adjustment). Interest on the Notes accrues and is payable semiannually on January 15th or July 15th of each year. The Warrants expire on July 19, 2012, and may be exercised at any time prior to expiration on a cash or cashless basis at an exercise price of $1.51 per share (subject to adjustment). We received net proceeds of approximately $4,797,590.00 from the sale of the Notes, which takes into account estimated legal and other fees of $202,410.00 incurred in connection with the Financing.

The conversion price under the Notes and the exercise price under the Warrants are subject to adjustment upon the occurrence of certain events including the issuance of stock dividends to existing Common Stockholders, or a stock split. Also, the holders of Notes and Warrants are entitled to receive the economic benefit of any reorganization, consolidation or merger of Interlink which results in a payment in shares, other securities or property to our Common Stockholders.

In connection with the placement of the Notes and Warrants, we entered into a registration rights agreement dated July 19, 2007 with the selling securityholders under which we agreed to register with the Securities and Exchange Commission (the “SEC”) the Common Stock underlying the Notes and Warrants for resale to the public. The registration rights agreement also provides for payment of liquidated damages by Interlink if (i) the registration statement covering the shares to be registered pursuant to the registration rights agreement is not filed by August 20, 2007, or (ii) after a registration statement is filed with the SEC such registration statement is not declared effective on or prior to October 18, 2007 or (iii) after such registration statement has been declared effective, sales of Common Stock cannot be made pursuant to the registration statement, then in any of these and specified other circumstances enumerated in registration rights agreement, Interlink must pay to each holder of the Notes, Warrants or shares of Common Stock required to be registered an amount equal to 1.5% of the aggregate amount invested by each such investor for each 30 day period (or pro rata portion of such 30 day period) of such delinquency (“Liquidated Damages”). If, however, the registration statement is not declared effective on or prior to October 18, 2007 because the SEC takes the position that the offering of some or all of the shares underlying the Notes and Warrants is not eligible to be made on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act, then we are not required to pay Liquidated Damages (the “Damages Exception”). We have received comments from the SEC regarding our registration statement (of which this prospectus is a part), including a comment concerning our eligibility to register all of the securities underlying the Notes and Warrants on a delayed or continuous basis pursuant to Rule 415. The investors have sent us a letter demanding payment of liquidated damages. The Company is currently discussing the issue with the investors, but believes that the SEC’s comment with respect to Rule 415 falls within the provisions of the Damages Exception and that liquidated damages are not payable as a result.

For more information concerning the Financing, the Notes, the Warrants and the selling securityholders, please see our Current Report on Form 8-K dated July 23, 2007, which is incorporated herein by reference, and the remainder of this “Information Concerning the Financing and Selling Securityholders” section.

Selling Securityholders

The shares covered by this prospectus may be sold or otherwise disposed of from time to time by the selling securityholders listed in the following table or their transferees. Because the selling securityholders may sell all, some or none of their shares, no definitive estimate as to the number of shares that will be held by the selling securityholders after any such sales can be provided. The following table contains information provided to us by the selling securityholders and has been prepared on the assumption that all shares of Common Stock issuable upon (i) the conversion of the entire principal amount of the Notes, (ii) the conversion of accrued and unpaid interest on the Notes for one 6-month period,(1) and (iii) the exercise of the Warrants, will be sold.

Selling Securityholder Name	Number of Shares Beneficially Owned Prior to the Offering	Percent	Number of Shares Offered	Number of Shares Beneficially Owned After the Offering	Percent
Special Situations Fund III Q.P., L.P.(2)	1,225,995	9.3	695,745	530,250	4.0
Special Situations Fund III, L.P.(2)	168,498	1.3	95,373	73,125	**
Special Situations Technology Fund, L.P.(2)	639,813	4.9	363,156	276,657	2.1
Special Situations Technology Fund II, L.P.(2)	4,377,906	33.3	2,483,406	1,894,500	14.4
SRB Greenway Capital, L.P.(3)(4)	238,336	1.8	110,536	127,800	1.0
SRB Greenway Capital (Q.P.), L.P.(3)(4)	2,042,428	15.5	958,513	1,083,915	8.2
SRB Greenway Offshore Operating Fund, L.P.(3)(4)	90,483	**	39,983	50,500	**
Harvest Small Capital Partners, L.P.(5)	773,703	5.9	293,460	480,243	3.7
Harvest Technology Partners, L.P.(5)	181,786	1.4	58,691	123,095	**
Potomac Capital Partners, LP(6)	970,526	7.4	418,136	552,390	4.2
Potomac Capital International Ltd.(6)	683,316	5.2	299,274	384,042	2.9
Pleiades Investment Partners-R, LP(6)	693,633	5.3	297,471	396,162	3.0

(1)	The number of shares issuable upon conversion of accrued and unpaid cash interest on the Notes was calculated by multiplying the principal amount of each Note by the fixed rate of 8% for one 6-month interest period, and dividing the result by the conversion price of $1.26.

(2)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above, including with respect to the shares to be offered, if any, by each of these selling securityholders.

(3)	BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above, including with respect to the shares to be offered, if any, by each of these selling securityholders.

(4)	Pursuant to an agreement (the “Agreement”) dated October 4, 2006 by and among Steven R. Becker, BCA, SRB Management, L.P., SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P., Tom Thimot and Lawrence S. Barker (collectively, the “Becker Group”) and Interlink, the Becker Group terminated its solicitation of proxies in opposition to our nominees at the 2006 Annual Meeting of the Stockholders, and in exchange, Lawrence S. Barker and Tom Thimot were appointed to our Board of Directors. The Agreement is attached as Exhibit 10.1 to our Current Report on Form 8-K dated October 4, 2006.

(5)	JMP Asset Management is the general partner of Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. Joseph Jolson is the Chief Executive Officer of JMP Asset Management. Through his control of JMP Asset Management, Messr. Jolson is the natural person who exercises sole voting and investment control over Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P, including with respect to the shares to be offered, if any, by each of these selling securityholders.

(6)	Paul J. Solit exercises sole voting and investment control over Potomac Capital Partners, LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP, including with respect to the shares to be offered, if any, by each of these selling securityholders.

**	Less than 1%.

Payments to Selling Securityholders and their Affiliates in Connection with the Financing.(1)

The following table provides information about the amount and nature of each payment in connection with the Financing (including the value of any payments to be made in Common Stock but excluding any repayment of principal on the Notes) that we have made or may be required to make to any selling securityholder, any affiliate of a selling securityholder, or any person with whom any selling securityholder has a contractual relationship regarding the Financing (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Penalty interest payments and potential cash payments in lieu of fractional shares issuable upon the conversion of Notes are discussed via footnote and not included in the following table because the obligation of ours to make any such payment and the amount, if any, of such payment are uncertain.

Selling Securityholder	Type of Payment	Dollar Amount of Payment
Special Situations Fund III Q.P., L.P.	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $22,760.00. Subsequent biannual interest payments: $23,139.33. Interest payment at final maturity on July 19, 2010: $505.78

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $8,535.00.

Special Situations Fund III, L.P.	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $3,120.00. Subsequent biannual interest payments: $3,172.00. Interest payment at final maturity on July 19, 2010: $69.33.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $1,170.00.

Selling Securityholder	Type of Payment	Dollar Amount of Payment
Special Situations Technology Fund, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $11,880.00. Subsequent biannual interest payments: $12,078.00. Interest payment at final maturity on July 19, 2010: $264.00.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $4,455.00.

Special Situations Technology Fund II, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $81,240.00. Subsequent biannual interest payments: $82,594.00. Interest payment at final maturity on July 19, 2010: $1,805.33.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $30,465.00.

SRB Greenway Capital, L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $3,616.00. Subsequent biannual interest payments: $3,676.27. Interest payment at final maturity on July 19, 2010: $80.36.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $1,356.00.

SRB Greenway Capital (Q.P.), L.P.	8% interest per annum on unpaid principal balance of the note.(2) (3)	First interest payment: $31,356.00. Subsequent biannual interest payments: $31,878.60. Interest payment at final maturity on July 19, 2010: $696.80.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $11,758.50.

Selling Securityholder	Type of Payment	Dollar Amount of Payment
SRB Greenway Offshore Operating Fund, L.P.	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $1,308.00. Subsequent biannual interest payments: $1,329.80. Interest payment at final maturity on July 19, 2010: $29.07.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $490.50.

Harvest Small Capital Partners, L.P.	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $9,600.00. Subsequent biannual interest payments: $9,760.00. Interest payment at final maturity on July 19, 2010: $213.33.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $3,600.00.

Harvest Technology Partners, L.P.	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $1,920.00. Subsequent biannual interest payments: $1,952.00. Interest payment at final maturity on July 19, 2010: $42.67.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $720.00.

Potomac Capital Partners, LP	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $13,678.56. Subsequent biannual interest payments: $13,906.54. Interest payment at final maturity on July 19, 2010: $303.97.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $5,129.46.

Selling Securityholder	Type of Payment	Dollar Amount of Payment
Potomac Capital International Ltd.	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $9,790.20. Subsequent biannual interest payments: $9,953.37. Interest payment at final maturity on July 19, 2010: $217.56.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)	Liquidated damages for each 30-day period: $3,617.33.

Pleiades Investment Partners-R, LP	8% interest per annum on unpaid principal balance of the note.(2)(3)	First interest payment: $9,731.23. Subsequent biannual interest payments: $9,893.42. Interest payment at final maturity on July 19, 2010: $216.25.

	Liquidated damages equal to 1.5% of the principal balance of the note for each 30-day period (or pro rata portion thereof) following October 18, 2007 during which the registration statement has not been declared effective.(4)(5)	Liquidated damages for each 30-day period: $3,649.21.

Assuming no conversion of the Notes, and that all interest will be paid on time, the total interest paid to the selling securityholders with respect to the Financing in the first year following the sale of the Notes will be $403,333.32. In the event that the selling securityholders convert their Notes or exercise their Warrants in the first year following the Financing, it is not possible to calculate accurately the total possible payments to the selling securityholders, including any sale of Common Stock received upon conversion or exercise, because the amount received by the selling securityholders is dependant on a number of factors, including the number of shares sold, market conditions and negotiated terms in any non-market transaction.

Assuming no conversion of the Notes before their stated maturity date, and that all interest will be paid on time, the total amount of payments to the selling securityholders over the term of the Notes will be $1,221,111.06. The net proceeds to us from the sale of the Notes will equal $3,778,888.94.(6)

(1)	This table does not include (i) any repayment of principal on the Notes or (ii) any potential cash payment for any fractional share of Common Stock issuable upon the conversion of the unpaid principal balance and any accrued and unpaid interest under a Note. Cash payments in lieu of the issuance of fractional shares have not been included in this table because any such payment is contingent on a number of factors and is not subject to accurate calculation.

(2)	Interest accrues from July 19, 2007 on the unpaid principal balance of the Note outstanding at a rate equal to eight percent (8%) per annum (computed on the basis of the actual number of days elapsed in a 360-day year) until the Note is (i) converted into Common Stock as provided in the Note or (ii) paid in full by Interlink on the stated maturity date. Interest on the Note accrues and is payable semiannually on each January 15 and July 15, commencing on January 15, 2008, to the holder of record on the immediately preceding January 1 or July 1, as applicable. Except as provided in the Note, the principal amount of the Note can not be prepaid or redeemed by Interlink prior to the stated maturity date of July 19, 2010.

(3)	In addition to scheduled interest, in the event that any interest payment is not paid when due, such overdue amount will bear interest at a rate of fifteen percent (15%) per annum until paid in full.

(4)	Any such payments must be made to the selling securityholders in cash and are not convertible into shares of Common Stock.

(5)	The registration rights agreement provides that liquidated damages will not accrue if the SEC takes the position that the offering of some or all of the shares underlying the Notes and Warrants is not eligible to be made on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act. We have received comments from the SEC regarding its registration statement (of which this prospectus is a part), including a comment concerning our eligibility to register all of the securities underlying the Notes and Warrants on a delayed or continuous basis pursuant to Rule 415. The investors have sent us a letter demanding payment of such liquidated damages. The Company is currently discussing the issue with the investors, but believes that the SEC’s comment with respect to Rule 415 falls within the provisions of the Damages Exception and that liquidated damages are not payable as a result.

(6)	Calculated by subtracting the total amount of payments to the selling securityholders over the term of the Notes ($1,221,111.06) from the gross proceeds received from the sale of the Notes ($5,000,000.00).

Comparison of Interlink’s Profits to Potential Investor Profit

The following table provides a comparison of the profits received from the Financing to potential profits realized by the selling securityholders upon conversion of the Notes and exercise of the Warrants.

Gross proceeds paid or payable to Interlink in the Financing:	$5,000,000.00
Total of quantifiable payments to the selling securityholders with respect to the Financing:	$1,221,111.06
Estimated legal, accounting and other fees and expenses incurred in connection with the Financing:	$202,504.00
Net proceeds to the Interlink (gross proceeds less total payments to the selling securityholders over the term of the Notes):	$3,778,888.94
Combined total possible profit to be realized by the selling securityholders as a result of any conversion and exercise discounts regarding the securities underlying the Notes and Warrants:	None.
Total quantifiable payments to the selling securityholders with respect to the Financing, expressed as a percentage of net proceeds to the Interlink ($1,221,111.06 / $3,778,888.94):	32.31%
Term of the Notes:	3 years
Total quantifiable payments to the selling securityholders with respect to the Financing expressed as a percentage, averaged over the term of the Notes:	10.77%

Prior Transactions Between Our Company and the Selling Securityholders

Lawrence S. Barker and Thomas L. Thimot were appointed to our Board of Directors pursuant to an agreement, by and among our company, Messrs. Barker and Thimot, SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P. and other parties, described more fully in footnote 3 to the “Selling Securityholders” table. As of the date of the Financing, Messrs. Barker and Thimot each owned options to purchase 7,500 shares of our Common Stock.(1) These option grants were on the same terms and in the same amounts as option grants to the other directors of our company and were made pursuant to our established director compensation policy. Other than these option grants to Messrs. Barker and Thimot, there have been no prior securities transactions between us (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the Financing. The selling securityholders and their affiliates have acquired all prior securities of our company in market transactions or private transactions between the selling securityholders (or their affiliates) and third parties not affiliated with us.

Comparison of Registered Shares to Outstanding Shares

The following table sets forth information concerning the selling securityholders’ ownership of Common Stock and previous registration statements pursuant to which the selling securityholders have registered shares of Common Stock for resale, if any.

Number of shares outstanding(2) prior to the Financing held by persons other than selling securityholders, affiliates of Interlink and affiliates of the selling securityholders:	7,198,943
Number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders in prior registration statements:	0
Number of shares registered for resale by the selling securityholders or affiliates of the selling securityholders that continue to be held by the selling securityholders or affiliates of the selling securityholders:	0
Number of shares that have been sold in registered resale transactions by the selling securityholders or affiliates of the selling securityholders:	0
Number of shares registered for resale on behalf of the selling securityholders or affiliates of the selling securityholders in the current transaction:	6,113,744

The Issuer’s Intention and Ability to Make all Note Payments.

As discussed in footnote 1 to the Selected Consolidated Financial Data in this prospectus, on August 31, 2007 we completed the sale of our OEM Remotes and Branded Products segments to SMK Electronics Corporation, USA for an aggregate cash purchase price of $11,500,000, subject to certain post-closing price adjustments. Based on the receipt of proceeds from the sale of our OEM Remotes and Branded Products business segments, proceeds from the Financing and cash from operations, we reasonably believe that we will have the financial ability to make all payments required under the terms of the Notes.

(1)	On September 19, 2007, the date of our 2007 annual meeting of the stockholders and 2007 annual meeting of the Board of Directors, Messrs. Barker and Thimot were each granted additional options to purchase 7,500 shares of our Common Stock pursuant to our established director compensation policy.

(2)	The calculation of the number of outstanding shares does not include any securities underlying any outstanding convertible securities, options or warrants.

The Presence or Absence of Short Selling by the Selling Securityholders.

None of the selling securityholders has an existing short position in our Common Stock.

Relationships Between the Issuer and Selling Securityholders

The terms and conditions of the Financing are set forth in and governed by the following agreements, each of which is incorporated by reference into the registration statement of which this prospectus is a part. The material terms of the Financing are discussed above under “Convertible Note and Warrant Placement.”

•	The Purchase Agreement by and among Interlink and the selling securityholders, the form of which has been filed as Exhibit 10.11 to our Current Report on Form 8-K dated July 23, 2007.

•	The Registration Rights Agreement by and among Interlink and the selling securityholders, the form of which has been filed as Exhibit 10.14 to our Current Report on Form 8-K dated July 23, 2007.

•	The 8% Convertible Note given by us to each selling securityholder, the form of which has been filed as Exhibit 10.12 to our Current Report on Form 8-K dated July 23, 2007.

•	The Warrant issued by us to each selling securityholder, the form of which has been filed as Exhibit 10.13 to our Current Report on Form 8-K dated July 23, 2007.

The preceding summary is a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Interlink (or any of its predecessors) and the selling securityholders, any affiliates of the selling securityholders, or any person with whom any selling securityholder has a contractual relationship regarding the Financing (or any of their predecessors).

Selling Securityholders’ Ability to Convert Accrued but Unpaid Interest into Shares of Common Stock.

Pursuant to the terms of the Notes, we are required to make interest payments to the selling securityholders on January 15 and July 15 of each year during the term of the Notes. The Notes provide that “all payments of principal and interest by the Company under this note shall be made in United States dollars in immediately available funds to an account specified by the Holder.” There is no provision in the Notes that grants either Interlink or the Note holder the option to make or receive, respectively, an interest payment in shares of Common Stock rather than cash. However, Section 4(a) of the Notes provides that the holder has “the right, at its option at any time, to convert some or all of the Note” into shares of our Common Stock and, at that time only, can also elect to convert any accrued but unpaid interest on the Note, or portion, so converted.

Broker Dealer Status of Selling Securityholders or their Affiliates; Arrangements to Distribute Underlying Securities.

JMP Asset Management, the general partner of Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P., is a wholly-owned subsidiary of JMP Group. JMP Securities, a registered NASD broker-dealer, is also wholly-owned by JMP Group. Other than the foregoing, no selling securityholder is a broker-dealer or an affiliate of a broker-dealer.

Both Harvest Small Capital Partners, L.P. and Harvest Technology Partners, L.P. received their Notes in the ordinary course of business. Neither entity had any agreement or understanding with any person to distribute the securities underlying the Notes at the time they acquired the Notes.

PLAN OF DISTRIBUTION

The selling securityholders, which as used in this section includes donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock or interests in shares of Common Stock received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of Common Stock or interests in shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling securityholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling securityholders may, from time to time, pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus. The selling securityholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Common Stock or interests therein, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The selling securityholders may also sell shares of our Common Stock short and deliver these securities to close out their short positions, or loan or pledge the Common Stock to broker-dealers that in turn may sell these securities. The selling securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling securityholders from the sale of the Common Stock offered by them will be the purchase price of the Common Stock less discounts or commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Common Stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling securityholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our Common Stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in this prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Common Stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling securityholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may apply to sales of shares in the market and to the activities of the selling securityholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling securityholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling securityholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling securityholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling securityholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The registration statement, of which this prospectus is a part, covers shares of our Common Stock, par value $.00001 per share, which may from time to time be sold by the selling securityholders. As of the date of this prospectus, our authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.00001 per share, and 100,000 shares of Preferred Stock, par value $5.00 per share, of which none have been issued. At the time this offering is effective, we will have 13,749,310 shares of Common Stock outstanding held of record by approximately 60 stockholders. The following description summarizes the most important terms of our Common Stock, including limitations on directors’ liability and indemnification. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation and our Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part and to the Delaware General Corporation Law.

Common Stock

Subject to the rights specifically granted to holders of any shares of our Preferred Stock that we may issue in the future, holders of our Common Sock are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our Board of Directors. Holders of our Common Stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of any shares of our Preferred Stock we may issue in the future. Holders of our Common Stock have no preemptive rights to purchase shares of our Common Stock. The issued and outstanding shares of our Common Stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our Common Stock are, and the shares of our Common Stock to be issued in this offering will be, upon payment of the relevant purchase or exercise price, fully paid and non-assessable. The rights, preferences and privileges of holders of our Common Stock will be subject to those of the holders of any shares of our Preferred Stock that we may issue in the future.

Limitations of Directors’ Liability and Indemnification

Our Certificate of Incorporation provides that no director shall be personally liable to Interlink or its stockholders for monetary damages for conduct as a director, provided that the Certificate does not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Delaware General Corporation Law. No amendment to the Delaware General Corporation Law that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission that occurs prior to the effective date of the amendment.

Our Certificate of Incorporation also provides that, to the fullest extent not prohibited by the Delaware General Corporation Law, we must indemnify and hold harmless each of our directors and officers that is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative or other (including an action, suit or proceeding by or in the right of Interlink), by reason of the fact that such person is or was a director, officer, employee or agent of Interlink or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of our company, or serves or served at the request of Interlink as a director, officer, employee or agent, or as a fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust or other enterprise. We must pay for or reimburse the reasonable expenses incurred by any such current or former director or officer in any such proceeding in advance of the final disposition of the proceeding if the person sets forth in writing (i) the person’s good faith belief that the person is entitled to indemnification under our Certificate of Incorporation and (ii) the person’s agreement to repay all advances if it is ultimately determined that the person is not entitled to indemnification under our certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to our Certificate of Incorporation, Bylaws and the Delaware General Corporation Law, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

MARKET FOR REGISTRANT’S COMMON EQUITY

AND RELATED STOCKHOLDER MATTERS

As of April 10, 2006, our common stock trades through the OTC market trading system under the symbol “LINK.PK.” Prior to April 10, 2006, our common stock traded on the NASDAQ National Market under the symbol “LINK.” The following table sets forth the high and low closing prices for the common stock as reported on the OTC Bulletin Board and the NASDAQ National Market for the quarters indicated, as applicable. These prices do not include retail markups, markdowns or commissions.

	Low	High
Year ended December 31, 2006
First Quarter	$3.00	$3.54
Second Quarter	2.65	3.48
Third Quarter	2.50	3.15
Fourth Quarter	2.25	3.10

Year Ended December 31, 2007
First Quarter	$2.65	$3.20
Second Quarter	$1.41	$3.15
Third Quarter	$0.93	$1.70
Fourth Quarter	$1.25	$1.85

On March 25, 2008, the closing price of our Common Stock on the OTC, market trading system was $1.01. As of March 25, 2008 there were 13,749,310 shares of Common Stock outstanding held of record by approximately 60 stockholders. We believe the number of beneficial owners is substantially greater than the number of record holders because a large portion of Interlink’s outstanding Common Stock is held of record in broker “street names” for the benefit of individual investors.

DIVIDENDS

We have never declared or paid cash dividends on our Common Stock. Payment of any cash dividends will depend on the results of our operations, our financial condition and our capital expenditure plans, as well as other factors our board of directors may consider relevant. We presently intend to retain any earnings for use in our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected financial data presented below was derived from our consolidated financial statements contained in our annual reports, quarterly reports and other information on file with the SEC. In August 2007, we sold our OEM Remotes and Branded Products business lines, which had historically accounted for more than half of our revenues. As a result, such consolidated financial statements have been prepared in a manner consistent with the guidelines of Statement of Financial Accounting Standard 144—“Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which requires us to present the sale of our OEM Remotes and Branded Products segments(1) on a discontinued operations basis. Unless otherwise indicated, all operating trends and comparisons in this Form S-1 reflect the operations of our continuing business or components thereof. Information with respect to the performance, in 2007 and prior years, of our discontinued operations is reflected in the line item so captioned in our consolidated statements of operations. The following selected financial data should be read in conjunction with our audited consolidated financial statements, our unaudited consolidated financial statements, the notes accompanying such financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is incorporated by reference in this prospectus.

	Year Ended December 31,
	2003	2004	2005	2006(2)	2007(2)
	(in thousands, except per-share data)
Consolidated Statement of Operations Data:
Revenues	$8,795	$10,544	$13,841	$15,585	$19,315
Cost of revenues	3,816	5,339	8,558	9,747	13,556

Gross profit	4,979	5,205	5,283	5,838	5,759
Operating expenses:
Product development and research	2,826	3,566	3,994	4,805	2,970
Selling, general and administrative	4,816	5,974	7,353	12,599	11,259

Total operating expenses	7,642	9,540	11,347	17,404	14,229

Operating loss	(2,663)	(4,335)	(6,064)	(11,566)	(8,470)

Other income (expense):
Minority interest	—	—	—	—	—
Interest income (expense), net	-44	15	162	281	-342
Other income (expense), net	48	17	-95	-14	-775

Total other income (expense)	4	32	67	267	-1,117

Loss from continuing operations before provision for income taxes	-2,659	-4,303	-5,997	-11,299	-9,587
Provision for income tax expense(3)	24	—	110	122	39

Loss from continuing operations, net of tax	-2,683	-4,303	-6,107	-11,421	-9,626
Income (loss) from discontinued operations, net of tax	2,435	534	-2,198	-335	-1,957
Gain on sale of discontinued operations, net of tax	—	—	—	—	5,914
Net income (loss)	$(248)	$(3,769)	$(8,305)	$(11,756)	$(5,669)
Loss per share from continuing operations, net of tax-basic and diluted(3)(4)	$(0.26)	$(0.36)	$(0.45)	$(0.83)	$(0.70)

	Year Ended December 31,
	2003	2004	2005	2006(2)	2007(2)
	(in thousands, except per-share data)
Gain (loss) per share from discontinued operations, net of tax:
Basic	$0.24	$0.04	$(0.16)	$(0.02)	$(0.14)
Diluted	$0.21	$0.04	$(0.16)	$(0.02)	$(0.14)
Gain per share on sale of assets, net of tax:
Basic	—	—	—	—	$0.43
Diluted	—	—	—	—	$0.40
Income (loss) per share
Basic and diluted	$(0.02)	$(0.31)	$(0.61)	$(0.85)	$(0.41)
Weighted average shares used for loss from continued operations, net of tax basic and diluted	10,339	11,972	13,721	13,761	13,749
Weighted average shares used for income (loss) on discontinuing operations, net of tax:
Basic	10,339	11,792	13,721	13,761	13,749
Diluted	11,410	13,231	13,721	13,761	13,749
Weighted average shares used for gain on sale of assets, net of tax:
Basic	—	—	—	—	13,749
Diluted	—	—	—	—	14,645
Weighted average shares used for net income (loss)
Basic

	December 31,
	2003	2004	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data:
Working capital	18,873	31,097	23,450	15,343	18,688
Total assets	25,582	39,948	33,171	24,355	28,332
Short term debt	706	491	154	152	—
Long term debt	1,010	405	154	—	5,387
Stockholders’ equity	$19,370	$32,091	$24,272	$16,864	$14,777

(1)	On August 31, 2007, we completed the sale of our OEM Remotes and Branded Products business segments to SMK Electronics Corporation, USA for an aggregate cash purchase price of $11,500,000, subject to certain post-closing price adjustments. Details of this sale are set forth in our Current Report on Form 8-K that we filed with the SEC on August 16, 2007 and Amendment No. 1 to our Current Report on Form 8-K, filed with the SEC on November 6, 2007, both of which are incorporated into this prospectus by reference.

(2)	Includes $3.0 million and $4.2 million of expenses related to the adoption of FAS123(R) for 2007 and 2006, respectively.

(3)	Adjustments to provisions for income tax expense during these periods have fluctuated due to the deferred tax asset valuation allowance. This has affected the comparability of net income (loss) and earnings per share amounts.

(4)	As adjusted for the three-for-two stock split effected as a stock dividend to stockholders of record on March 20, 2000.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 20, 2008, except as otherwise indicated, with respect to the beneficial ownership of the Common Stock by (i) each person, or group of affiliated persons, who is known by us to be the beneficial owner of more than five percent of the common stock; (ii) each of the directors; (iii) each of the named executive officers; and (iv) all of our named executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock issuable on exercise of currently exercisable or convertible securities or securities exercisable or convertible within 60 days of March 20, 2008 are deemed beneficially owned and outstanding for computing the percentage owned by the person holding such securities, but are not considered outstanding for purposes of computing the percentage of any other person. Except as otherwise noted, the address for each person or entity named below is: c/o Interlink Electronics, 546 Flynn Road, Camarillo, California 93012.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent Of Class
E. Michael Thoben, III	626,858	(2)	4.4%
Charles C. Best	143,680	(3)	1.0%
Rodney G. Vesling	268,125	(4)	1.9%
George Gu	304,898	(5)	2.2%
Merritt M. Lutz	36,251	(6)	*
John A. Buckett, II	160,418	(7)	1.2%
Edward Hamburg	22,500	(8)(9)	*
Tom Thimot	2,500	(10)	*
Lawrence S. Barker	2,500	(10)	*
All executive officers and directors as a group (9 people)	1,551,063	(11)	10.5%
Austin W. Marxe David M. Greenhouse 527 Madison Avenue, Suite 2600 New York, NY 10022	6,316,197	(12)	41.2%
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	1,064,875	(13)	7.7%
JMP Asset management LLC 600 Montgemery Street, Suite 1100 San Francisco, CA 94111	1,086,724	(14)	7.8%
Potomac Capital Management LLC Paul J. Solit	2,320,689	(15)	16.7%
825 Third Avenue, 33rd Floor New York, NY 10022
Steven R. Becker 330 Crescent Court, Suite 1111 Dallas, TX 75201	2,341,975	(16)	16.3%

*	Less than 1%

(1)	Except as modified by applicable community property laws or as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite that stockholder’s name.

(2)	Consists of 42,259 shares of Common Stock and options to purchase 584,599 shares of Common Stock. Mr. Thoben retired from the offices of President and Chief Executive Officer of Interlink effective January 4, 2008. He remains one of our Directors.

(3)	Consists of options to purchase 143,680 shares of Common Stock.

(4)	Consists of options to purchase 268,125 shares of Common Stock.

(5)	Includes 282,398 shares of Common Stock held by Force Sensor Investment Corporation, which is owned by Mr. Gu’s family, and options granted to Mr. Gu to purchase 22,500 shares of Common Stock.

(6)	Consists of 13,751 shares of Common Stock and options to purchase 22,500 shares of Common Stock.

(7)	Consists of 98,751 shares of Common Stock,16,667 restricted shares of Common Stock that will, subject to Mr. Buckett’s continued employment with the Company, vest within 60 days of March 20, 2008 and options to purchase 45,000 shares of Common Stock.

(8)	Consists of 22,500 options to purchase shares of Common Stock.

(9)	Elected to the Board on May 10, 2006.

(10)	Elected to the Board on October 18, 2006. Consists of options to purchase 2,500 shares of Common Stock.

(11)	Consists of 437,159 shares of Common Stock and options to purchase 1,551,063 shares of Common Stock.

(12)	Includes (i) 451,587 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 225,794 shares of Common Stock held by Special Situations Fund III QP, L.P., (ii) 61,904 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 30,952 shares of Common Stock held by Special Situations Fund III, L.P., (iii) 235,714 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 117,857 shares of Common Stock held by Special Situations Fund Technology Fund, L.P. and (iv) 1,611,904 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 805,952 shares of Common Stock held by Special Situations Technology Fund II, L.P. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Our, Inc. (“AWM”) is the general partner of MGP, and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(13)	Based solely on the Schedule 13G/A dated January 30, 2008.

(14)	Includes (i) 190,476 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 95,238 shares of Common Stock held by Harvest Small Capital Partners, L.P., and (ii) 38,095 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 19,047 shares of Common Stock held by Harvest Technology Partners, L.P.

(15)	Includes (i) 271,400 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 135,700 shares of Common Stock held by Potomac Capital Partners, LP, (ii) 193,080 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 96,540 shares of Common Stock held by Potomac Capital International Ltd., and (iii) 194,250 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 97,125 shares of Common Stock held by Pleiades Investment Partners-R, LP. Paul J. Solit, exercises sole voting and investment control over Potomac Capital Partners, LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP.

(16)	Includes (i) 71,746 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 35,873 shares of Common Stock held by SRB Greenway Capital, L.P., (ii) 622,142 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March , 2008 to acquire 311,071 shares of Common Stock held by SRB Greenway Capital (Q.P.), L.P., and (iii) 25,952 shares of Common Stock issuable upon the conversion of a convertible note and warrant exercisable within 60 days of March 20, 2008 to acquire 12,976 shares of Common Stock held by SRB Greenway Offshore Operating Fund, L.P. BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Offshore Operating Fund, L.P. Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mssr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

Except for the private placement discussed in “Information Concerning the Financing and Selling Securityholders” above and the compensation arrangement with our interim chief executive officer discussed in our Current Report on Form 8-K filed with the SEC on March 17, 2008, there were no transactions in 2007, nor are there any currently proposed transactions, in which we were or are to be a participant and the amount involved exceeded $120,000, and in which any related person, as such term is defined in Item 404 of Regulation S-K, had or will have a direct or indirect material interest.

Our Process for Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee reviews all transactions with related persons or in which a related person has a direct or indirect interest and, after reviewing the related person’s interest in the transaction and the material facts, determines whether to ratify or approve the transaction, which transaction may only be ratified or approved if the Committee determines the transaction is fair to Interlink or otherwise in the interest of the Company.

LEGAL MATTERS

The validity of the shares of Common Stock offered by this prospectus will be passed upon for Interlink and the selling securityholders by Stoel Rives, LLP, Portland, Oregon.

EXPERTS

The financial statements and schedules as of December 31, 2007 and for the year ended December 31, 2007 incorporated by reference in this Prospectus and in the Registration Statement have been so incorporated in reliance on the reports of Singer Lewak Greenbaum and Goldstein, LLP, an independent registered public accounting firm, incorporated herein by reference appearing and in the Registration Statement given on the authority of said firm as experts in auditing and accounting.

The financial statements and schedule as of December 31, 2006 and for each of the two years in the period ended December 31, 2006 incorporated by reference in this prospectus and in the Registration Statement have been so incorporated in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, (the report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern), incorporated herein by reference and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. We have also filed a registration statement on Form S-1 under the Securities Act with respect to the offering of Common Stock. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our Common Stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. You may read and copy the registration statement, such reports and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. Our SEC filings are also available to you free of charge at the SEC’s website at http://www.sec.gov and at our website at http://www.interlinkelectronics.com. Information and other content contained on or linked from our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information in this prospectus that we have filed with it. This means that we can disclose important information to you by referring you to another document already on file with the SEC. The following documents filed with the SEC are incorporated by reference into this prospectus:

•	Our Current Report on Form 8-K, filed with the SEC on April 24, 2008;

•	Our Current Report on Form 8-K, filed with the SEC on April 23, 2008;

•	Our Annual Report on Form 10-K for the year ended December 31, 2007, filed with the SEC on March 28, 2008;

•	Our Current Report on Form 8-K, filed with the SEC on March 17, 2008;

•	Our Current Report on Form 8-K, filed with the SEC on February 14, 2008;

•	Our Current Report on Form 8-K, filed with the SEC on January 8, 2008;

•	Amendment No. 1 to our Current Report on Form 8-K, filed with the SEC on November 6, 2007;

•	Our Current Report on Form 8-K, filed with the SEC on August 16, 2007; and

•	Our Current Report on Form 8-K, filed with the SEC on July 23, 2007.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Investor Relations, Interlink Electronics, Inc., 546 Flynn Road, Camarillo, California 93012, (805) 484-8855.

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

PROSPECTUS

6,113,744 Shares of Common Stock

Offered by Selling Securityholders

April 29, 2008